EXHIBIT 97


           JOINT PRESS RELEASE PIRELLI & C. SPA, EDIZIONE HOLDING SPA,
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                       EDIZIONE FINANCE INTERNATIONAL SA
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          Milan, 27 April 2006 - With regard to the rumours and statements carried in recent press articles theorizing about the valuation of Hopa's financial rights linked to the termination of the pact signed on 21 February 2003 by Pirelli & C., Edizione Holding/Edizione Finance International (Edizione), Banca Intesa, Unicredito (that is to say the groups which are defined in the pact as the current shareholders of Olimpia), on the one hand, and Hopa, on the other, Pirelli & C. and Edizione wish to make clear the following:

- With a letter dated 6 February 2006 the current shareholders of Olimpia informed Hopa of their intention to withdraw from the above-mentioned pact;

- The pact indicated, among other things, as an effect of the withdrawal, the split up of Olimpia with the option of a cash settlement by the current shareholders as an alternative to the split up of Olimpia;

- the pact also established that the option of cash settlement eventually implemented by the current shareholders of Olimpia, in alternative to the split up of Olimpia, will entail a payment in cash "the amount of which will be determined as the difference, calculated at market prices on the Relevant Date, between the assets" (that is, in substance, the shares of Telecom Italia held by Olimpia) "and the liabilities which in the eventuality of the split up of Olimpia (and therefore the attribution to Hopa pro-quota of the assets and liabilities of Olimpia) would pertain to Hopa".


It should be recalled that the meaning of "Relevant Date", in accordance with the pact of 21 February 2003, is the end of the thirty-sixth month following the date of 9 May 2003. It should also be recalled that Pirelli & C. and Edizione agreed with Hopa the payment to the latter of a premium of 208 million euro.

Pirelli & C. and Edizione will inform the market in a timely fashion, as always, and in the ways and forms indicated by law, of all relevant news regarding the events and determinations described above.